UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 50249


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)

                            The Leather Factory, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.0024
                         (Title of Class of Securities)

                                    522126101
                                 (CUSIP Number)

    Patrick A. Reardon
     Attorney-at-Law
201 Main Street, Suite 585                   Address Effective February 4, 2002:
 Fort Worth, Texas 76102                     -----------------------------------
      (817) 348-8801                           210 West Sixth Street, Suite 401
   Fax: (817) 348-8804                            Fort Worth, Texas 76102



           (Name, Address and Telephone Number of person authorized to receive notices and communications)

                                January 14, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 2 of 9

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S.IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                              J. Wray Thompson, Sr.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                              (A)   (___)
                              (B)   (_X_)
================================================================================
3)       SEC USE ONLY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                                      PF,OO
================================================================================
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED BY
         ITEMS 2(d) OR 2(e)     (__)
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
                                 2,856,826
NUMBER OF                     --------------------------------------------------
SHARES                        8)  SHARED VOTING POWER
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                    6,158,176
REPORTING                     --------------------------------------------------
PERSON WITH                   9)  SOLE DISPOSITIVE POWER
                                 2,856,826
                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                 6,158,176
--------------------------------------------------------------------------------
11.)     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                                    6,158,176
================================================================================
12.)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (__)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      61.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 3 of 9


Item 1.  Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.0024 par value per share (the "Common Stock"), of The Leather Factory, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive offices at 3847 East Loop 820 South, Fort Worth, Texas 76119.

Item 2.  Identity and Background

(a)      Filing person's name: J. Wray Thompson, Sr.


(b)      Business address: 3847 East Loop 820 South, Fort Worth, Texas 76119


(c) Present principal occupation or employment: Mr. Thompson is presently the Chairman of the Board and Chief Executive Officer of the Issuer, whose name and address appear in Item 1 above.

(d) Certain criminal proceedings: During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) Certain civil proceedings: During the last five years, Mr. Thompson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in Mr. Thompson being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of these laws.

(f)      Citizenship: Mr. Thompson is a citizen of the United States.


         Mr. Thompson's spouse, Sally A. Thompson, is co-holder of the shares Mr. Thompson holds directly, and she has a community property interest in shares credited to his ESOP account. See Item 5. Mrs. Thompson's residence address is 2803 Windwood, Arlington, Texas 76013. Her occupation is housewife. Her responses to parts (d)-(f) of this Item 2 are the same as Mr. Thompson's.

         Mr. Thompson and Ronald C. Morgan and his spouse, Robin L. Morgan, may be deemed members of a "group," as that term is used in Section 13(d)(3) of the Act. Mr. Thompson disavows being a member of a group with Mr. and Mrs. Morgan, and he disavows beneficial ownership (as that term is used in Rule 13d-3) of the shares of the Common Stock held by Mr. and Mrs. Morgan.


                                 SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 4 of 9


         Mr. Morgan's principal occupation is as the Issuer's President and Chief Operating Officer. Mrs. Morgan's principal occupation is as the Issuer's
Vice President--Administration. Mr. and Mrs. Morgan maintain business addresses at the address indicated in part (b) of this Item 2. Their responses to parts
(d)-(f) of this Item 2 are the same as Mr. Thompson's.

Item 3.  Source and Amount of Funds or Other Consideration

         Set forth below is information regarding possibly material transactions by Mr. Thompson that have not previously been disclosed on Schedule 13D. Mr.
Thompson previously filed reports on Schedule 13G.

  Date          Direct Shares       ESOP Account       Source of Funds            Transaction
  ----          -------------       ------------       ---------------            -----------
9/27/1993           3,115,833                -0-       Acquisition by        These shares were acquired
                                                       reason of merger.     as a result of a merger.
                                                                             See Item 4.

9/27/1993                 -0-             87,065       Compensation          Allocated to ESOP (defined
                                                                             in Item 5) account.

7/26/1994            (27,336)                -0-       N/A                   Sold to the ESOP.

12/27/1994           (33,000)                -0-       N/A                   Charitable donation.

12/31/1994                -0-              5,864       Compensation          Allocated to ESOP account

10/4/1995           (126,750)                -0-       N/A                   Gift to various employees
 .
12/21/1995           (28,000)                -0-       N/A                   Charitable donation.

12/31/1996           (60,000)                -0-       N/A                   Charitable donation.

5/28/1998           (100,000)                -0-       N/A                   Transferred to an investor
                                                                             pursuant to exercise of an
                                                                             option.

9/15/1998             20,000                -0-        Personal funds        Purchase of shares in the
                                                                             market.


                                  SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 5 of 9


12/15/1998              5,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

12/16/1998             10,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

 1/8/1999               7,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

12/31/2000                -0-              8,977       Compensation          Allocated to ESOP account

12/31/2001           (27,000)                -0-       N/A                   Charitable gift.  See Item 5.

         Set forth below is information regarding possibly material transactions by Mr. or Mrs. Morgan that have not previously been disclosed on Schedule 13D.
Mr. and Mrs. Morgan previously filed reports on Schedule 13G.

  Date          Direct Shares       ESOP Account       Source of Funds            Transaction
  ----          -------------       ------------       ---------------            -----------
9/27/1993           3,263,246                -0-       Acquisition by        These shares were acquired as
                                                       reason of merger.     a result of a merger.  See
                                                                             Item 4.

7/26/1994            (29,028)                -0-       N/A                   Sold to the ESOP.

12/21/1994              3,000                -0-       Personal funds        Purchase   of  shares  in  the
                                                                             market.

12/22/1994              2,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.

5/16/1995             (5,700)                -0-       N/A                   Gifts to individuals.

10/4/1995           (129,250)                -0-       N/A                   Gifts to various employees.

1/4/1996             (26,668)                -0-       N/A                   Gifts to relatives.

1/4/1996                5,700                -0-       Gift                  Received as gifts.

5/21/1996               5,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.

5/24/1996               5,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.


                                  SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 6 of 9


9/5/1996               10,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.

9/17/1996               5,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market

5/21/1998              25,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market

12/31/1998                -0-             98,786       Compensation.         Allocated to Mr. Morgan's
                                                                             ESOP account

12/31/1998                -0-             49,139       Compensation.         Allocated to Mrs. Morgan's
                                                                             ESOP account

12/31/2000                -0-              8,087       Compensation.         Allocated to Mr. Morgan's
                                                                             ESOP account

12/31/2000                -0-              4,007       Compensation.         Allocated to Mrs. Morgan's
                                                                             ESOP account

3/6/2001                7,008                -0-       Inherited.            Inherited by Mr. Morgan


Item 4.  Purpose of Transaction

         Prior to June of 1993, Mr. Thompson and Mr. and Mrs. Morgan were the principal officers, directors and shareholders in The Leather Factory, Inc., a privately-held Texas corporation engaged in activities similar to those now conducted by the Issuer ("TLF-Texas"). In June 1993, Mr. Thompson, Mr. Morgan and Mrs. Morgan acquired shares of National Transfer & Register Corp. ("National"), a Colorado corporation with equity securities publicly traded. At that time, National had no business activities. Also, at that time, Mr. Thompson and Mr. and Mrs. Morgan were elected to the board of directors of National.

                                  SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 7 of 9

         In July 1993, transactions were consummated that resulted in TLF-Texas being acquired by National and National assuming the former operations of TLF-Texas. A total of 7,805,478 newly issued shares of common stock were issued to Mr. Thompson and Mr. and Mrs. Morgan, after giving effect to a 1-for-24 reverse stock split and a change of the corporate domicile to Delaware. As a result of these transactions, the Issuer was formed and Mr. Thompson acquired 3,115,833 shares of its Common Stock.

         Since formation of the Issuer, Mr. Thompson and Mr. and Mrs. Morgan have been executive officers involved in the operation of the Issuer. Also since 1993, Mr. Thompson and Mr. and Mrs. Morgan have been directors of the Issuer. Mr. Thompson and Mr. and Ms. Morgan are the three most senior officers of the Issuer, and they are involved in making material decisions regarding the Issuer's policies and practices, and they are from time to time involved in the consideration of various matters by the Issuer's Board of Directors.

         Except as set forth above, Mr. Thompson and Mr. and Mrs. Morgan have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer or a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition or control of the Issuer by any other person, (h) a class of the Issuer's securities being deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Seciton 12(g)(4) of the Act, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Mr. Thompson currently is the beneficial owner of 2,856,826 shares of Common Stock (28.6% percent of the total outstanding shares). Of this amount, 104,679 shares are held in The Leather Factory, Inc. Employee Stock Ownership Plan ("ESOP") and are allocated to Mr. Thompson's account. Mr. Thompson has the right to vote the shares held in his ESOP account. See Item 2 for information concerning the property interests of Mr. Thompson's spouse in these shares.

         In addition, Mr. and Mrs. Morgan are the beneficial owners of 3,301,350 shares of Common Stock (33.0% percent of the total outstanding shares). Of this amount, 160,042 shares are allocated to their ESOP accounts (106,889 shares in the account of Mr. Morgan and 53,153 shares in the account of Mrs. Morgan) and Mr. Morgan alone owns 7,008 shares. Mr. and Mrs. Morgan only have the right to vote these 3,301,350 shares or to dispose of them.

                                  SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 8 of 9

         If Mr. Thompson is deemed to be the beneficial owner of Mr. and Mrs. Morgan's shares, he is the beneficial owner of 6,158,176 shares of Common Stock, or 61.6% of the total shares of Common Stock outstanding. Mr. Thompson disavows beneficial ownership of the shares held by Mr. and Mrs. Morgan.

         On or about December 31, 2001, Mr. Thompson made a charitable donation of 27,000 shares of Common Stock to an educational institution. At that time, the shares were valued at $2.08 per share.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to Be Filed as Exhibits

         None.

                                  SCHEDULE 13D
                                (Amendment No. )
CUSIP No. 522126101                                                  Page 9 of 9

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            January 14, 2002
--------------------------------------------------------------------------------
Date
--------------------------------------------------------------------------------
                            /s/ J. Wray Thompson, Sr.
Signature
--------------------------------------------------------------------------------
                           J. Wray Thompson, Sr., Reporting Person
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).